Filed by CBOT Holdings, Inc.

Subject Company—CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

Board of Trade of the

City of Chicago, Inc.

and Subsidiaries

Financial Statements for the

Years Ended December 31, 2004, 2003 and 2002

and Independent Auditors’ Report

Deloitte & Touche LLP Two Prudential Plaza 180 North Stetson Avenue Chicago, IL 60601-6710 USA

Tel: +1 312 946 3000 Fax: +1 312 946 2600 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of the

Board of Trade of the City of Chicago, Inc.

Chicago, Illinois

We have audited the accompanying consolidated statements of financial condition of the Board of Trade of the City of Chicago, Inc. and its subsidiaries (the “CBOT”) as of December 31, 2004 and 2003, and the related consolidated statements of income, members’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the CBOT’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the CBOT’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the CBOT as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

March 2, 2005

Member of
Deloitte Touche Tohmatsu

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2004 AND 2003

(In thousands)

	2004	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents:
Unrestricted	$91,165	$137,127
Held under deposit and membership transfers	14,262	5,539

Total cash and cash equivalents	105,427	142,666
Restricted cash	7,661	300
Accounts receivable—net of allowance of $4,352 and $4,580 in 2004 and 2003, respectively	34,556	33,218
Income tax receivable	1,557	10,781
Deferred income taxes	2,219	2,805
Prepaid expenses	20,542	10,387

Total current assets	171,962	200,157

PROPERTY AND EQUIPMENT:
Land	34,234	34,234
Buildings and equipment	320,295	314,474
Furnishings and fixtures	188,316	174,872
Computer software and systems	72,662	55,528
Construction in progress	13,702	9,368

Total property and equipment	629,209	588,476
Property and equipment—net	360,038	324,024

	269,171	264,452

OTHER ASSETS—Net	19,283	19,372

TOTAL ASSETS	$460,416	$483,981

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$20,545	$29,370
Accrued clearing services	11,591	823
Accrued real estate taxes	7,623	8,306
Accrued payroll costs	6,031	5,128
Accrued exchange fee rebates	2,301	4,351
Accrued employee termination	403	2,575
Accrued liabilities	9,524	8,646
Funds held for deposit and membership transfers	14,262	5,539
Current portion of long-term debt	20,359	19,665
Other current liabilities	249	132

Total current liabilities	92,888	84,535

LONG-TERM LIABILITIES:
Deferred income tax liabilities	28,484	20,230
Long-term debt	31,074	50,045
Other liabilities	14,379	14,948

Total long-term liabilities	73,937	85,223

Total liabilities	166,825	169,758

MINORITY INTEREST	—	62,940

MEMBERS’ EQUITY:
Members’ equity	293,591	251,232
Accumulated other comprehensive income	—	51

Total members’ equity	293,591	251,283

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$460,416	$483,981

See notes to consolidated financial statements.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands)

	2004	2003	2002
REVENUES:
Exchange fees	$204,004	$285,815	$204,963
Clearing fees	73,556	1,158	—
Market data	64,234	55,850	58,258
Building	22,428	20,061	25,239
Services	12,828	16,059	16,554
Other	3,143	2,359	3,259

Total revenues	380,193	381,302	308,273

EXPENSES:
Salaries and benefits	70,046	64,122	59,315
Clearing services	54,755	972	—
Depreciation and amortization	46,011	32,869	37,438
Professional services	27,910	28,155	30,716
General and administrative expenses	20,302	18,455	11,171
Building operating costs	24,315	25,042	24,579
Information technology services	36,953	56,116	42,807
Contracted license fees	6,179	27,601	13,999
Programs	10,724	5,891	3,449
Loss on impairment of long-lived assets	—	—	6,244
Interest	4,703	3,975	4,754
Litigation	3,500	—	10,735
Severance and related costs	572	1,290	4,033

Operating expenses	305,970	264,488	249,240

INCOME FROM OPERATIONS	74,223	116,814	59,033

INCOME TAXES:
Current	23,935	13,836	23,169
Deferred	8,874	8,675	1,126

Total income taxes	32,809	22,511	24,295

INCOME BEFORE EQUITY IN UNCONSOLIDATED SUBSIDIARY AND MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	41,414	94,303	34,738
EQUITY IN LOSS OF UNCONSOLIDATED SUBSIDIARY— Net of tax of $320, $437 and $285, respectively	(479)	(656)	(427)
MINORITY INTEREST IN (INCOME) LOSS OF CONSOLIDATED SUBSIDIARY	1,050	(62,940)	—

NET INCOME	$41,985	$30,707	$34,311

See notes to consolidated financial statements.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands)

	Members’ Equity	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE—January 1, 2002	$185,523	$(51)	$185,472
Comprehensive income:
Net income	34,311		34,311
Unrealized gains and losses on foreign exchange forward contracts, net of tax of $(660)		989
Reclass for foreign exchange forward contract net gains and losses, net of tax of $529		(792)
Pension liability not yet recognized as net periodic pension cost, net of tax of $849		(1,273)

Total other comprehensive income		(1,076)	(1,076)

Total comprehensive income			33,235
Capital contributions	329		329

BALANCE—December 31, 2002	220,163	(1,127)	219,036
Comprehensive income:
Net income	30,707		30,707
Unrealized gains and losses on foreign exchange forward contracts, net of tax of $(681)		1,021
Reclass of foreign exchange forward contract net gains and losses, net of tax of $745		(1,116)
Pension liability not yet recognized as net periodic pension cost, net of tax of $(849)		1,273

Total other comprehensive income		1,178	1,178

Total comprehensive income			31,885
Capital contributions	362		362

BALANCE—December 31, 2003	251,232	51	251,283
Comprehensive income:
Net income	41,985		41,985
Reclass of foreign exchange forward contract net gains and losses, net of tax of $32		(51)

Total other comprehensive income		(51)	(51)

Total comprehensive income			41,934
Capital contributions	374		374

BALANCE—December 31, 2004	$293,591	$—	$293,591

See notes to consolidated financial statements.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands)

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$41,985	$30,707	$34,311
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	46,011	32,869	37,438
Change in allowance for doubtful accounts	(228)	683	(11)
Loss on impairment of long-lived assets	—	—	6,244
Gain/loss on foreign currency transaction	1,430	1,336	(1,452)
Loss on sale or retirement of fixed assets	155	85	1,568
Deferred income taxes	8,874	8,675	1,126
Minority interest in income (loss) of subsidiary	(1,050)	62,940	—
Equity in loss of unconsolidated subsidiary	799	1,093	712
Changes in assets and liabilities:
Restricted cash	(7,361)	(300)	491
Accounts receivable	(1,110)	(8,239)	(701)
Income tax receivable/payable	9,222	(9,775)	(1,013)
Prepaid expenses	(10,155)	(8,469)	1,287
Other assets	(563)	(8,471)	(899)
Accounts payable	(8,825)	9,311	3,272
Accrued clearing services	10,768	823	—
Accrued real estate taxes	(683)	(561)	167
Accrued payroll costs	903	105	3,024
Accrued exchange fee rebates	(2,050)	1,783	(1,331)
Accrued employee termination	(2,172)	(1,886)	(1,077)
Accrued liabilities	878	793	(255)
Due to joint venture	—	—	(5,169)
Funds held for deposit and membership transfers	8,723	3,254	(51)
Other current liabilities	117	(24)	(2,164)
Other long-term liabilities	(569)	(2,565)	3,876

Net cash flows from operating activities	95,099	114,167	79,393

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(51,254)	(46,062)	(22,675)
Proceeds from sale of property and equipment	720	58	37
Distribution to partners	(61,890)	—	—
Investment in joint ventures	(498)	(935)	(1,441)

Net cash flows used in investing activities	(112,922)	(46,939)	(24,079)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of borrowings	(19,790)	(10,714)	(23,020)
Capital contributions from members	374	362	329

Net cash flows used in financing activities	(19,416)	(10,352)	(22,691)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(37,239)	56,876	32,623
CASH AND CASH EQUIVALENTS—Beginning of year	142,666	85,790	53,167

CASH AND CASH EQUIVALENTS—End of year	$105,427	$142,666	$85,790

CASH PAID FOR:
Interest	$3,742	$7,141	$4,897
Income taxes (net of refunds)	13,942	23,174	27,000

NON-CASH FINANCING ACTIVITY:
Fixed assets acquired with debt	$—	$23,656	$—

See notes to consolidated financial statements.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements include the accounts of the Board of Trade of the City of Chicago, Inc. and its wholly owned subsidiaries, including Electronic Chicago Board of Trade, Inc. (“Electronic CBOT”) which held a controlling general partner interest in Ceres Trading Limited Partnership (“Ceres”) (collectively, the “CBOT”). Ceres was dissolved on December 31, 2003 and was liquidated during 2004 (see Note 2). CBOT, through Ceres, held a 50% ownership interest in CBOT/Eurex Alliance LLC (“CBOT/Eurex Alliance”) until its liquidation in December 2003. The CBOT holds an approximate 9% interest in a joint venture called OneChicago, LLC (“OneChicago”). The CBOT accounts for its interests in CBOT/Eurex Alliance and OneChicago under the equity method. These investments are included in other assets on the Consolidated Statements of Financial Condition. All significant intercompany balances and transactions have been eliminated in consolidation.

Business and Proposed Restructuring Transactions—The CBOT operates markets for the trading of commodity, financial equity index and metal futures contracts, as well as options on futures contracts. Products traded on the exchange include financial derivatives, global listed agricultural futures and options contracts (e.g., wheat, corn and soybeans), and global listed financial futures and options contracts (e.g., U.S. Treasury bonds and notes). Products are traded on traditional open auction markets on trading floors where members trade among themselves for their own accounts and for the accounts of their customers. Products are also traded electronically on e-cbot powered by LIFFE CONNECT® (“e-cbot”), a system that was developed and implemented in the fourth quarter of 2003. Prior to utilizing the e-cbot system, electronic trading was offered through the a/c/e system, which was based on technology used at Eurex, a joint venture of Deutsche Borse and the Swiss Exchange, which they operated on behalf of the CBOT. The CBOT also provides a full range of clearing services for every contract traded through its exchange, whether executed in the open auction markets or electronic trading system. Since November 2003, the CBOT began collecting a clearing fee for each trade cleared through a new clearing agreement with the Chicago Mercantile Exchange (“CME”) called the CME/CBOT Common Clearing Link. Prior to the establishment of the CME/CBOT Common Clearing Link, CBOT members cleared transactions through another third-party clearing services provider under which the CBOT received no clearing fees. The CBOT also engages in market surveillance and financial supervision activities designed to ensure market integrity and provide financial safeguards for users of the markets. In addition, the CBOT markets and distributes real-time and historical market data generated for trading activity in its markets to users of its products and related cash and derivative markets. The CBOT also owns and operates three office buildings in the city of Chicago.

Over the last several years, the CBOT has conducted an ongoing and extensive evaluation process with respect to the structure of its organization and its competitiveness in the futures industry. As a result of this evaluation process, the CBOT has determined that it should restructure its organization in order to enhance its competitiveness.

The CBOT has developed, and proposed for approval by its Full Members and Associate Members, a series of transactions designed to restructure the CBOT. These “restructuring transactions” are designed to:

•	“de-mutualize” the CBOT by creating a stock, for-profit holding company, referred to as “CBOT Holdings,” and distributing shares of common stock of CBOT Holdings to its members, while maintaining the CBOT as a non-stock, for-profit subsidiary of CBOT Holdings, referred to as the “CBOT subsidiary”;

•	modernize the CBOT’s corporate governance structure by, among other things, adopting new mechanisms for initiating and voting on stockholder and member proposals, providing for a modest reduction in the size of its board and modifying the nomination and election process for directors as well as the terms of office and qualifications of directors; and

•	create a framework to facilitate public markets for equity securities of CBOT Holdings, capital- raising transactions and other securities issuances following a subsequent approval by the stockholders of CBOT Holdings.

Completion of the restructuring transactions is subject to a number of conditions, including membership approval. The accompanying consolidated financial statements do not reflect the effects of the proposed restructuring transactions.

Use of Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements, such as estimates for bad debts, exchange fee rebates, real estate taxes and assumptions used for the calculation of pension and other postretirement benefit plan costs. Actual amounts could differ from those estimates.

Revenue Recognition—The largest source of the CBOT’s operating revenues is exchange fees, which are assessed on trades made through the CBOT. These fees are recognized as revenue in the same period that the trades are matched and cleared. Exchange fee revenue is a function of three variables: (1) exchange fee rates, determined primarily by contract type, trading mechanism and membership/customer status, (2) trading volume and (3) transaction mix. Rebates on exchange fees arise primarily from the subsequent identification by clearing firms of misclassifications of the membership/customer status that had been reported by the clearing firms in their initial submission to the CBOT. Clearing firms can submit requests for rebates relating to trading activity during the previous year. The CBOT provides an accrual for exchange fee rebates based on pending rebate requests and the historical pattern of rebates processed. The following provides a reconciliation of the accrual for exchange fee rebates as of and for the years ended December 31 (in thousands):

	2004	2003	2002
Accrual for exchange fee rebates—beginning of year	$4,351	$2,568	$3,899
Provision	3,683	2,846	2,160
Payments	(5,733)	(1,063)	(3,491)

Accrual for exchange fee rebates—end of year	$2,301	$4,351	$2,568

The CBOT uses the CME as an external clearing house to guarantee, clear and settle every contract traded. The CBOT receives clearing fees in respect to each side of a trade made in the open auction markets and electronic trading system that is cleared by the CME. No clearing fees were received under the arrangement for clearing services provided by the former clearing house provider. The CBOT selected the CME to provide these clearing services through the CME/CBOT Common Clearing Link. The CBOT had discretion in selecting the CME from alternative service providers. The CBOT is the primary obligor in the arrangement, has sole latitude in establishing prices charged to CBOT customers, determines the service specifications and bears the credit risk. As a result, the CBOT accounts for clearing fee revenue and clearing services expense on a gross basis in accordance with Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

The CBOT provides to market data vendors real time and delayed market data regarding the prices of the futures and options on futures contracts traded through the CBOT. Fees for market data, based on the number of subscribers, are remitted to the CBOT by market data vendors. The CBOT recognizes revenue for market data based on quotation services provided to market data vendors at the time services are rendered. Prior to 2003, rebates were available to member firms for one-third of their market data fees. These rebates were accrued in the month that the revenues were recorded and are reflected as a reduction in market data fees. The CBOT discontinued the rebate program effective January 1, 2003.

Revenues from the rental of office space are recognized over the life of the lease term, utilizing the straight-line method.

Service revenues consist primarily of telecommunication charges, badge fees, booth space rentals and membership application and registration fees, and are recognized when the services are provided. Additionally, service revenues in 2004 and 2003 include one-time charges to customers for establishing connections between them and the CBOT’s e-cbot trading platform that went into service in November of 2003.

Other revenue relates primarily to fines levied on members and members’ firms for rule infractions, as determined by the CBOT’s regulatory committees and board of directors, as well as interest income and changes in cash surrender values of insurance policies.

Cash and Cash Equivalents—Cash and cash equivalents include highly liquid investments with maturities of three months or less from date of purchase.

Cash Held Under Deposit and Membership Transfers—When any membership is sold, the CBOT holds the proceeds of such sale before remitting the amount to the selling member for a specified period of time to allow other members to make claims against the selling member. “Cash held under deposit and membership transfers” consists of funds held by the CBOT from membership sales. Use of these funds is not restricted and the CBOT has an offsetting liability titled “Funds held for deposit and membership transfers.”

Restricted Cash—Restricted cash consists of collateral required for purchase of foreign currency forward contracts. It also consists of cash collateralized for a letter of credit for legal fees required to be paid upon the completion of the restructuring transactions under the minority member litigation settlement discussed in Note 10. Finally, restricted cash includes money held in escrow in relation to the liquidation of Ceres discussed in Note 2. The following provides the components of Restricted Cash as of December 31 (in thousands):

	2004	2003
Forward contract collateral	$3,590	$300
Letter of credit for legal settlement	4,005	—
Ceres escrow	66	—

Total	$7,661	$300

Accounts Receivable—The CBOT estimates an allowance for doubtful accounts based upon factors surrounding credit risk of specific customers. The following provides a reconciliation of the allowance for doubtful accounts as of, and for the years ended, December 31 (in thousands):

	2004	2003	2002
Allowance for doubtful accounts—beginning of year	$4,580	$3,897	$3,908
Provision	212	1,127	29
Charge-offs, net of recoveries	(440)	(444)	(40)

Allowance for doubtful accounts—end of year	$4,352	$4,580	$3,897

Property and Equipment—Property and equipment, excluding land, are reported at historical cost, net of accumulated depreciation and amortization. Land is reported at cost. In accordance with Statement of Position No. 98 1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, computer software and systems include purchased software and systems, external costs specifically identifiable to the implementation of new systems and certain payroll and payroll-related costs for employees who are directly associated with and devote time to developing computer software for internal use. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	20 to 40 years
Building equipment	10 to 20 years
Furnishings and fixtures	3 to 10 years
Computer software and systems	3 to 5 years

Depreciation and amortization expense related to the above assets was $45.7 million, $32.5 million and $35.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Other Assets—Other assets consist of deferred rental brokerage and intangible assets (presented net of accumulated amortization), cash surrender values of executive life insurance policies, equity investments and long-term prepaid assets consisting of interest, license fees and service contracts. Amortization is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 10 years. Amortization expense related to these assets was $0.4 million, $0.4 million and $2.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. Accumulated amortization was $20.7 million and $20.9 million at December 31, 2004 and 2003, respectively. The cash surrender values of executive life insurance policies are marked to their fair value. Equity investments are recorded at their initial capital contributions and increased or reduced by the proportionate shares of the entities’ accumulated net income or loss. Long-term prepaid assets are expensed using the straight-line method over the duration that the payment relates. In January of 2003, the CBOT board of directors selected LIFFE Administration and Management (“LIFFE”) to become the supplier of the CBOT’s electronic trading system. On January 10, 2003, the CBOT entered into a software license agreement with LIFFE for use of the LIFFE CONNECT® system software. The initial term of the license is five years from the date the system became available for use in a real-time live trading environment, which occurred on November 24, 2003. The license fee for the entire initial term was prepaid in the amount of 5.0 million pounds sterling ($8.2 million). The license fee is being amortized over the life of the license.

Income Taxes—The CBOT and its wholly owned subsidiaries file a consolidated federal income tax return. Income taxes are determined using the asset and liability method. Accordingly, deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities, and are measured at the tax rates expected to be in effect when these differences reverse.

Long-Lived Assets—Long-lived assets to be held and used by the CBOT are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The CBOT bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that would indicate that the carrying amount of the asset may not be recoverable, the CBOT determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of assets at the lowest level for which identifiable cash flows exist. In the event of an impairment, the CBOT recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

During the fourth quarter of 2001, formal discussions began and preliminary term sheets were shared regarding licensing a new version of the electronic trading platform. Based on management’s assessment of the probable outcome of these discussions, management concluded that the carrying value of the current electronic trading platform, included in computer software and systems, should be reduced. The carrying value represented the future undiscounted cash flows to be generated from the current electronic trading platform. As a result of management’s evaluation, a $15.2 million pretax charge was recorded in the fourth quarter of 2001 to adjust the carrying value of the current electronic trading platform to its estimated realizable value. The remaining carrying value of $12.5 million was to be completely amortized through June 2002, at which time a licensing agreement was projected to be in place. The new licensing arrangement actually became effective in April of 2002. Accordingly, three months of amortization was recorded through March 31, 2002, after which a $6.2 million pretax charge was recorded to reduce the remaining book value to zero.

Equity Method Investments—Equity method investments represent investments in which the CBOT has a 20-50% interest or is able to exercise significant influence. These investments are carried at the initial capital contributions increased or reduced by the proportionate shares of the entities’ accumulated net income or loss. Equity method investments are reviewed to determine whether any events or changes in circumstances indicate that the investment may be other than temporarily impaired. The CBOT bases its evaluation on its ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. In the event of an impairment, the CBOT would recognize a loss for the difference between the carrying amount and the estimated fair value of the equity method investment.

In January 2003, the members of CBOT/Eurex Alliance agreed to liquidate the Alliance by year-end 2003 and in December 2003 the liquidation was completed. No impairment adjustment was required as the carrying value of the investment was fully recovered upon liquidation.

The CBOT is a minority interest holder in the joint venture OneChicago with the Chicago Board Options Exchange, Incorporated (“CBOE”) and the CME. OneChicago is a for-profit company whose business is to facilitate the electronic trading of single-stock futures. Under the provisions of FASB Interpretation No. 46R (“FIN 46R”), Consolidation of Variable Interest Entities, an Interpretation of ARB 51 (as Revised December 2003), OneChicago is a variable interest entity and the CBOT holds variable interests in OneChicago. The CBOT is not the primary beneficiary of OneChicago and therefore does not consolidate this variable interest entity as would be required under FIN 46R. Pursuant to the joint venture agreement, the CBOT was obligated to make capital contributions of approximately $1.0 million, which was satisfied in February 2002. While not obligated to make further capital contributions to OneChicago, the CBOT may elect to participate in additional capital requests to maintain its relative ownership in OneChicago. The CBOT has made such voluntary contributions totaling approximately $2.0 million. The net investment in OneChicago was $0.4 million and $0.9 million at December 31, 2004 and 2003, respectively.

Comprehensive Income—Comprehensive income consists of net income and other comprehensive income. Other comprehensive income refers to revenues, expenses, gains and losses that are not included in net income, but rather are recorded directly in members’ equity. Accumulated other comprehensive income at December 31 consisted of the following (in thousands):

	2004	2003
Unrealized gains on foreign exchange forward contracts	$—	$84
Less tax effect	—	(33)

Total	$—	$51

Derivative Instruments Held For Purposes Other Than Trading—The CBOT has from time to time entered into arrangements related to the provision of its electronic trading software that are denominated in euros and pounds sterling. As a result, the CBOT is exposed to movements in foreign currency exchange rates. The primary purpose of the CBOT’s foreign currency hedging activities is to manage the volatility associated with foreign currency purchases of materials and services and liabilities created in the normal course of business. The CBOT does not rely on economic hedges to manage risk.

The CBOT enters into forward contracts when the timing of the future payment is certain. When the exact foreign currency amount is known, such as under fixed service agreements, the CBOT treats this as a firm commitment and identifies the hedge instrument as a fair value hedge. When the foreign currency amount is variable, such as under variable service agreements, the CBOT treats this as a forecasted transaction and identifies the hedge instrument as a cash flow hedge. At the time the CBOT enters into a forward contract, the forecasted transaction or firm commitment is identified as the hedged item and the forward contract is identified as the hedge instrument.

The CBOT measures hedge ineffectiveness using the forward rates for hedges at each reporting period. In all forward contracts, the critical terms of the hedging instrument and the hedged item match. At each reporting period the CBOT verifies that the critical terms of the contract continue to be the same. The CBOT will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; when the derivative expires or terminates; when the derivative is de-designated as a hedge instrument, because it is probable that the forecasted transaction will not occur; or management determines that designation of the derivative as a hedge instrument is no longer appropriate.

Recent Accounting Pronouncements—In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 became effective for financial statements that end after December 15, 2002. The provisions for initial recognition and measurement became effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of FIN 45 did not have an impact on the CBOT’s financial position or results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 nullifies EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The adoption of SFAS No. 146 did not have an impact on the CBOT’s financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires the consolidation of a variable interest entity whereby an enterprise will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. In December 2003, the FASB issued FIN 46R, which provides guidance on the identification of entities for which control is achieved through means other than through voting rights (Variable Interest Entities) and how to determine when and which business enterprise should consolidate the Variable Interest Entity (the Primary Beneficiary). The adoption of FIN 46R did not have an impact on the CBOT’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement became effective for financial instruments entered into or modified after May 31, 2003 and establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The adoption of SFAS No. 150 did not have an impact on the CBOT’s financial position or results of operations.

In December 2003, the FASB issued SFAS No. 132 (revised December 2003) (“SFAS No. 132R”), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106, to revise employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, Employers’ Accounting for Pensions; SFAS No 88, Employers’ Accounting for

Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, which it replaces. Additional disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. SFAS No. 132R became effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this Statement became effective for interim periods beginning after December 15, 2003. The CBOT has adopted the disclosure requirements of SFAS No. 132R.

In December 2004, the FASB issued SFAS No. 153, Exchange of Non-monetary Assets – an amendment of APB Opinion No. 29, which is based on the principle that exchanges of non-monetary assets be measured based on the fair value of the assets exchanged. This statement eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This Statement is effective for financial statements with fiscal years ending after June 15, 2005. It is anticipated that the adoption of SFAS No. 153 will not have an impact on the CBOT’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised December 2004) (“SFAS No. 123R”), Share-Based Payment, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on transactions in which an entity obtains employee services in share-based payment transactions. It does not change the guidance for share-based transactions with parties other than employees provided in SFAS No. 123 as originally issued and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The Statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments to be based on the grant-date fair value of the award. This Statement is effective for financial statements with fiscal years ending after June 15, 2005. It is anticipated that the adoption of SFAS No. 123R will not have a material impact on the CBOT’s financial position or results of operations.

Prior Year Reclassifications—Certain reclassifications have been made of prior year amounts to conform to current year presentations. Previously, the CBOT reported its equity in the loss of an unconsolidated subsidiary as part of operating expense. These losses are now reported as an adjustment to income after taxes. These losses, net of their tax effect, were $0.5 million, $0.7 million and $0.4 million in 2004, 2003 and 2002, respectively.

2.	MINORITY INTERESTS IN SUBSIDIARIES

Ceres was formed by the CBOT for the purpose of engaging in electronic trading activities related to financial and futures markets. As described below, Ceres was dissolved in 2003 and liquidated during 2004. The CBOT, through Electronic CBOT, as general partner, held a 10% interest in Ceres. Members of the CBOT were limited partners of Ceres. Under the terms of the Ceres partnership agreement, income and losses were allocated to the general partner and limited partners based on their partnership interests. Losses in excess of limited partner capital accounts were allocated to Electronic CBOT, as general partner. The limited partners did not have rights that allowed them to participate in the management of Ceres or rights that limited the CBOT’s ability to control the operations of Ceres. Accordingly, the CBOT controlled Ceres and Ceres was accounted for as a consolidated subsidiary of the CBOT.

On November 18, 2003, the Board of Directors of Electronic CBOT, on behalf of Electronic CBOT as general partner of Ceres, agreed to dissolve Ceres when the electronic trading system contractual arrangements with Deutsche Börse AG, the Swiss Stock Exchange and certain of their affiliates (collectively, the Eurex Group) terminated, which occurred on December 31, 2003. The CBOT ceased conducting the electronic trading business through Ceres as of December 31, 2003. Ceres was dissolved on December 31, 2003 and was subsequently liquidated with its assets distributed to its partners in accordance with the terms of the Ceres limited partnership agreement. As a result of the liquidation of Ceres, the holders of memberships in the CBOT subsidiary no longer participate in the electronic trading business of the CBOT as limited partners of Ceres, but rather as members of the CBOT. In January 2004, $60.3 million was paid to the limited partners of Ceres as a liquidating distribution. In November 2004, a final distribution of $1.6 million was paid to the limited partners, thus completing the liquidation of all Ceres assets.

3.	DEBT

Long-term debt at December 31 consisted of the following (in thousands):

	2004	2003
Private placement senior notes, due in annual installments through 2007, at an annual interest rate of 6.81%	$32,144	$42,857
LIFFE financing agreement	19,289	26,853

	51,433	69,710
Less current portion	20,359	19,665

Total	$31,074	$50,045

In May of 2003, the CBOT signed a financing agreement with LIFFE which allowed the CBOT to finance the costs under a development services agreement signed with LIFFE in March of 2003. Under the terms of the financing agreement, the CBOT financed 15.1 million pounds sterling ($26.9 million at December 31, 2003) related to the development services agreement. Repayments of amounts financed began in 2004 and are due in equal annual installments through 2006. Interest was prepaid at the time of the borrowing at an effective rate of approximately 5.6%. Prepaid interest related to the financing agreement of $2.7 million is being amortized to interest expense over three years using an effective interest rate method.

The CBOT has an agreement with LaSalle Bank National Association (the “bank”) to provide the CBOT with a $20.0 million revolving credit facility (the “Revolver”). Interest related to the Revolver is payable monthly at the lower of LIBOR plus 2.25% or the bank’s prime rate. The Revolver also provides letters of credit in the amounts of $4.0 million and 15.0 million pounds, or its U.S. Dollar equivalent. Further, the Revolver allows for the issuance of additional letters of credit, up to the unused portion of the $20.0 million line of credit. The Revolver contains certain covenants, which, among other things, require the CBOT to maintain certain equity levels and financial ratios, as well as restrict the CBOT’s ability to incur additional indebtedness, except in certain specified instances. The Revolver had a maturity date of January 12, 2005. In February 2005, the Revolver was amended to extend the maturity date to February 14, 2006 and to reduce a letter of credit to 10.0 million pounds or its U.S. Dollar equivalent. No principal has been borrowed nor is outstanding on the Revolver.

The aggregate amounts of required principal repayments on the CBOT’s long-term debt as of December 31, 2004 are as follows (in thousands):

2005	$20,359
2006	20,359
2007	10,715

Total	$51,433

4.	INCOME TAXES

The components of income tax expense for 2004, 2003 and 2002 are as follows (in thousands):

	2004	2003	2002
Current:
Federal	$18,082	$9,642	$19,058
State	5,533	3,757	3,826

Total current	23,615	13,399	22,884

Deferred:
Federal	7,892	8,566	919
State	982	109	207

Total deferred	8,874	8,675	1,126

Total	$32,489	$22,074	$24,010

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. These temporary differences result in taxable or deductible amounts in future years. Differences between financial reporting and tax bases arise most frequently from differences in the timing of expense recognition.

Significant components of the CBOT’s deferred tax assets (liabilities) as of December 31, 2004 and 2003 are as follows (in thousands):

	2004	2003
Current deferred tax asset:
Allowance for bad debts	$1,841	$1,937
Exchange fee rebate accrual	520	1,007

Total current deferred tax asset	2,361	2,944

Current deferred tax liability:
Other	(142)	(139)

Total current deferred tax liability	(142)	(139)

Net current asset	$2,219	$2,805

Long-term deferred tax asset:
Dow Jones license amortization	2,087	2,374
Employee and retiree benefit plans	—	777
State income taxes	942	598
Ceres partnership	—	202
Other	2,248	1,905

Total long-term deferred tax asset	5,277	5,856

Long-term deferred tax liability:
Depreciation	(30,202)	(23,660)
Employee and retiree benefit plans	(1,373)	—
Capitalized interest	(2,186)	(2,426)

Total long-term deferred tax liability	(33,761)	(26,086)

Net long-term liability	$(28,484)	$(20,230)

The CBOT has not established a valuation allowance at December 31, 2004 and 2003 as management believes that all deferred tax assets are fully realizable.

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

	2004	2003	2002
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income tax rate—net of federal income tax effect	5.6	4.8	4.5
Nondeductible corporate restructuring costs	2.0	2.0	2.0
Nondeductible litigation settlement	1.7	0.0	0.0
Other nondeductible expenses	0.6	0.6	0.2
Other—net	(1.3)	(0.6)	(0.5)

Effective income tax rate	43.6%	41.8%	41.2%

Minority interest has no tax effect since Ceres is a pass-through entity for tax purposes.

5.	MEMBERSHIP

At December 31, 2004 and 2003, the membership of the CBOT consisted of the following classes and numbers of members:

	2004	2003
Full memberships	1,402	1,402
Associate memberships	804	800
Government Instruments Market membership interests (“GEM”)	126	134
Commodity Options Market membership interests (“COM”)	643	643
Index, Debt and Energy Market membership interests (“IDEM”)	641	641

The principal differences between the memberships relate to voting and trading rights, and member preferences in liquidation rights in dissolution.

6.	BENEFIT PLANS

Substantially all employees of the CBOT are covered by a noncontributory, defined benefit pension plan. The benefits of this plan are based primarily on the years of service and the employees’ average compensation levels. The CBOT’s funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. The plan assets are primarily invested in marketable debt and equity securities. The measurement date of plan assets and obligations is December 31.

The following provides a reconciliation of pension benefit obligation, plan assets, funded status and net periodic benefit expense of the plan as of, and for the years ended, December 31 (in thousands):

	2004	2003
Change in benefit obligation:
Benefit obligation—beginning of year	$30,162	$25,297
Service cost	2,315	1,539
Interest cost	1,996	1,761
Actuarial loss	4,230	3,265
Benefits paid	(1,486)	(1,700)

Benefit obligation—end of year	$37,217	$30,162

Change in plan assets:
Fair value of plan assets—beginning of year	$21,779	$12,797
Actual return on plan assets	3,504	2,682
Company contributions	11,351	8,000
Benefits paid	(1,486)	(1,700)

Fair value of plan assets—end of year	$35,148	$21,779

Accumulated benefit obligation	$(24,941)	$(21,120)
Effect of salary projection	(12,276)	(9,042)

Projected benefit obligation	(37,217)	(30,162)
Fair value of plan assets	35,148	21,779

Funded status	(2,069)	(8,383)

Unrecognized cost:
Actuarial and investment net losses	13,897	11,797
Prior service cost	29	32

Prepaid benefit cost	$11,857	$3,446

The components of net periodic benefit cost are as follows (in thousands):

	2004	2003	2002
Service cost	$2,315	$1,539	$1,312
Interest cost	1,996	1,761	1,669
Expected return on plan assets	(2,204)	(1,062)	(1,145)
Net amortization:
Unrecognized prior service cost	3	5	8
Unrecognized net loss	830	671	269

Net periodic benefit cost	$2,940	$2,914	$2,113

Employer contributions for the year ending December 31, 2005 are expected to total $3.3 million and estimated future benefit payments through 2014 are expected to be as follows (in thousands):

2005	$1,339
2006	724
2007	902
2008	760
2009	1,047
2010 - 2014	14,966

Total	$19,738

On December 8, 2003, the Medicare Act (the “Act”) was signed into law. The Act introduced a prescription drug benefit under Medicare (Medicare Part D), as well as federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In May 2004, the FASB issued Staff Position (“FSP”) No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which superseded FSP No. 106-1 of the same name that was issued in January 2004. This FSP provided companies with guidance on the accounting for the effects of the Act for employers that sponsor postretirement health care plans that provide prescription drug benefits. This FSP also requires those employers to provide certain disclosures regarding the effect of the federal subsidy provided by the Act (the “Subsidy”). The guidance applies only to the sponsor of a single-employer defined benefit postretirement health care plan for which (a) the employer has concluded that prescription drug benefits available under the plan are “actuarially equivalent” to Medicare Part D and thus qualify for the Subsidy under the Act and (b) the expected Subsidy will offset or reduce the employer’s share of the cost of the underlying postretirement prescription drug coverage on which the Subsidy is based. The CBOT does not offer drug prescription benefits to retirees after age 65. Accordingly, the CBOT has concluded that the prescription drug benefits available under its postretirement plans will not qualify for the Subsidy and that the Act will not have an impact on the CBOT’s financial position or results of operations.

The allocation of plan assets at December 31, 2004 and 2003, by asset category are as follows:

	2004	2003
Actual:
Equity securities	65%	66%
Debt securities	33	32
Other	2	2

Total	100%	100%

Target:
Equity securities	65%	65%
Debt securities	35	35
Other	0	0

Total	100%	100%

The investment objectives for the CBOT pension plan, established in conjunction with a comprehensive review of the current projected financial requirements of the plan and its funded status, are defined in the Investment Policy Statement. The objectives stated therein are as follows:

•	The primary objective of the plan is to preserve capital in real terms while maintaining the highest probability of ensuring future benefit payments to plan participants.

•	The secondary objective is to maximize returns within reasonable and acceptable levels of risk.

•	The desired investment objective is a long-term rate of return on assets greater than the rate of inflation as measured by the Consumer Price Index, based upon a five-year investment horizon.

•	The investments of the plan are diversified with the intent to minimize the risk of large investment losses.

•	The policy is based on the expectation that the volatility of a well-diversified portfolio is similar to that of the markets. Consequently, the volatility of the total portfolio, in aggregate, should be reasonably close to the volatility of a weighted composite of market indices.

The primary focus in developing an asset allocation range for the plan is the assessment of the plan’s investment objectives and the acceptable level of risk associated with achieving these objectives. To achieve these goals, the minimum and maximum allocation range for fixed and equity securities are as follows:

	Minimum	Maximum
Fixed	30%	100%
Equity	0	70
Cash equivalents	0	10

The assumptions used in the measurement of pension benefit obligation and net periodic benefit cost are as follows:

	2004	2003
Pension benefit obligation:
Discount rate	6.00%	6.00%
Rate of compensation increase	4.5	4.5

	2004	2003	2002
Net periodic benefit cost:
Discount rate	6.00%	6.50%	7.25%
Expected return on plan assets	8.50	8.50	9.00
Rate of compensation increase	4.50	4.25	5.00

In selecting the expected long-term rate of return on assets, the CBOT considered the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of the plan. This included considering the targeted asset allocation of the trust for the year and the expected returns likely to be earned over the next 20 years. Long-term historical returns of each asset class are considered during the development of the assumptions used for the expected return rate of each class.

The CBOT has a retiree benefit plan which covers all eligible employees, as defined. Employees retiring from CBOT on or after age 55, who have at least ten years of service, or after age 65 with five years of service, are entitled to postretirement medical and life insurance benefits. The CBOT funds benefit costs on a pay as you go basis. The measurement date of plan obligations is December 31.

The following provides a reconciliation of postretirement obligation, plan assets, funded status and net periodic benefit cost of the plan as of, and for the years ended, December 31 (in thousands):

	2004	2003
Change in benefit obligation:
Benefit obligation—beginning of year	$9,222	$7,676
Service cost	536	310
Interest cost	683	544
Actuarial loss	2,689	1,174
Benefits paid	(333)	(482)

Benefit obligation—end of year	$12,797	$9,222

Change in plan assets:
Fair value of plan assets—beginning of year	$—	$—
Company contributions	333	482
Benefits paid	(333)	(482)

Fair value of plan assets—end of year	$—	$—

Funded status:
Funded status of the plan at December 31	$(12,797)	$(9,222)
Unrecognized net loss	5,071	2,593
Unrecognized transition obligation	981	1,111

Accrued benefit cost (included in other long-term liabilities)	$(6,745)	$(5,518)

The components of net periodic benefit cost are as follows:

	2004	2003	2002
Service cost	$536	$310	$229
Interest cost	683	544	489
Net amortization:
Transition liability	130	130	130
Unrecognized net loss	211	98	16

Net periodic benefit cost	$1,560	$1,082	$864

The assumptions used in the measurement of the postretirement obligation and the net periodic benefit cost are as follows:

	2004	2003
Postretirement obligation:
Discount rate	6.00%	6.00%
Rate of compensation increase	4.50	4.50

	2004	2003	2002
Net periodic benefit cost:
Discount rate	6.00%	6.50%	7.25%
Rate of compensation increase	4.50	4.25	5.00

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10% in 2004 and 2003 (decreasing by 1% per year until a long-term rate of 5% is reached). If the health care cost trend rate assumptions were increased by 1% for each year, the accumulated postretirement benefit obligation as of December 31, 2004 would be increased by 9%. The effect of this change on the sum of the service costs and interest cost would be an increase of 12%. If the health care cost trend rate assumptions were decreased by 1% for each year, the accumulated postretirement benefit obligation as of December 31, 2004 would be decreased by 8%. The effect of this change on the sum of the service costs and interest cost would be a decrease of 10%.

The CBOT also maintains a qualified savings plan pursuant to Section 401(k) of the Internal Revenue Code. The plan is a defined contribution plan offered to eligible employees of the CBOT, who meet certain length of service requirements and elect to participate in the plan. The CBOT makes matching contributions to eligible employees based on a formula specified by the plan. The cost of these matching contributions amounted to approximately $1,376,000, $1,343,000 and $1,185,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The CBOT also sponsors a nonqualified supplemental pension plan for former officers of the CBOT who elected to participate in the plan. The liability for this nonqualified plan, which amounted to $2.1 million at December 31, 2004 and December 31, 2003, is funded by life insurance policies on the lives of the participating employees. The CBOT has established a trust for the purpose of administering the nonqualified plan. The CBOT also has a health plan which provides benefits (hospital, surgical, major medical and short-term disability) for full-time salaried employees of the CBOT. The plan is funded by the CBOT as claims are paid. Employees may contribute specified amounts to extend coverage to eligible dependents. At December 31, 2004, the CBOT had an accrual for unprocessed health plan expenses of $210,000.

7.	COMMITMENTS

Certain office space, data processing and office equipment are leased. Rental expense for the years ended December 31, 2004, 2003 and 2002 was $9,944,000, $6,360,000 and $2,919,000, respectively. The future minimum rental payments under non-cancelable leases in excess of one year that were in effect as of December 31, 2004 in the aggregate and for the next five years are as follows (in thousands):

2005	$6,160
2006	3,290
2007	859
2008	2
2009	—

Total	$10,311

Building revenues relate primarily to the leasing of office and commercial space, generally for periods ranging from one to five years. Certain of these leases contain escalation clauses. Future minimum rentals under non-cancelable leases in effect as of December 31, 2004 in the aggregate and for the next five years are as follows (in thousands):

2005	$17,215
2006	14,373
2007	11,299
2008	8,103
2009	6,005
Thereafter	28,659

Total	$85,654

The CBOT has an agreement to license certain index and trademark rights, including the Dow Jones Industrial Average, the Dow Jones Transportation Average, the Dow Jones Utilities Average and the Dow Jones Global Indices. The license is a non-transferable and exclusive worldwide license to use these indices as the basis for standardized exchange-traded futures contracts and options on futures contracts. The agreement, which expires December 31, 2007 unless terminated by either party, requires the CBOT to pay Dow Jones annual royalties, based upon the trading volumes, with a minimum annual royalty requirement of $2.0 million. These annual royalty charges, which totaled $4.1 million, $2.9 million and $2.0 million in 2004, 2003 and 2002, respectively, are recorded as contracted license fees expense in the year to which the payment relates.

In May of 2003, the CBOT signed a managed services agreement with LIFFE pursuant to which LIFFE will provide the CBOT services related to the operation and support of the e-cbot system, which agreement was amended and restated in August 2004. The agreement began on November 24, 2003 and expires on November 24, 2008. The minimum costs due under this agreement are $12.4 million, $12.9 million, $13.4 million and $13.2 million in 2005, 2006, 2007 and 2008, respectively.

In April of 2003, the CBOT signed a Clearing Services Agreement (the “Agreement”) with the CME under which the CME provides clearing and related services for all CBOT products. The initial term of the Agreement is four years, with optional three year renewals. On March 1, 2004, the initial term was extended by one year to January 10, 2009. The CBOT is responsible for costs associated with the establishment and maintenance of all telecommunications equipment and services required under the

Agreement. As part of the Agreement, the CBOT collects a clearing fee on each side of a trade made on a CBOT platform. A portion of this fee is payable to the CME for their clearing services provided. This fee varies based on transaction volume and is guaranteed to the CME to be at least $4.5 million per quarter.

In December 2003, the CBOT agreed to become a partner in a joint venture to develop leveraged supply contracts based on agricultural commodities. The CBOT holds a 30% interest in the joint venture and has agreed to make capital contributions up to a maximum of $300,000. As of December 31, 2004, the CBOT has made such contributions totaling approximately $100,000.

8.	FOREIGN CURRENCY FORWARD CONTRACTS

In connection with its arrangements with the Eurex Group, the CBOT previously utilized foreign currency forward contracts that were identified as cash flow hedges. These cash flow hedges were intended to offset the effect of exchange rate fluctuations on forecasted purchases of variable monthly services denominated in euros. These contracts designated as cash flow hedges had notional amounts approximating $3.4 million (3.1 million euros) at December 31, 2003. Gains and losses on these instruments were deferred in other comprehensive income (“OCI”) until the underlying transaction was recognized in earnings. A gain before income taxes of approximately $0.1 million was deferred in OCI at December 31, 2003, and was reclassified into general and administrative expense as the underlying transactions were recognized. There were no gains or losses recorded on these cash flow hedges related to hedge ineffectiveness.

The CBOT currently utilizes foreign currency forward contracts that are identified as fair value hedges. These are intended to offset the effect of exchange rate fluctuations on firm commitments for purchases of fixed annual and quarterly services denominated in pounds sterling associated with the CBOT’s arrangements with LIFFE. These contracts designated as fair value hedges had notional amounts approximating $51.9 million (30.1 million pounds sterling) at December 31, 2004 and $7.7 million (4.4 million pounds sterling) at December 31, 2003. Gains and losses on these hedge instruments, as well as the gains and losses on the underlying hedged item, are recognized currently in general and administrative expense. There were no gains or losses recorded on these fair value hedges related to hedge ineffectiveness.

9.	SEVERANCE AND RELATED COSTS

The severance and related costs incurred during 2004 and 2003 of $0.6 million and $1.3 million, respectively, are related to ongoing staff reductions.

The severance and related costs incurred during 2002 of $4.0 million are primarily the result of the general release and separation agreement with the CBOT’s former president and chief executive officer, entered into in November 2002, in which the CBOT terminated an employment agreement and agreed to make payments through 2004 of approximately $3.4 million. Other severance and related costs incurred during 2002 of $0.6 million related to ongoing staff reductions.

The following table summarizes severance and related costs, the amounts paid and the accrual balances for the years ended December 31 (in thousands):

	2004	2003	2002
Accrued employee termination liability—beginning of year	$2,575	$6,136	$7,743
Employee termination costs	572	1,290	4,033
Cash payments	(2,744)	(4,851)	(5,640)

Accrued employee termination liability—end of year	$403	$2,575	$6,136

Amounts recognized in the Consolidated Statements of Financial Condition consist of (in thousands):

	2004	2003	2002
Accrued employee termination (current liability)	$403	$2,575	$4,461
Other liabilities (long-term liability)	—	—	1,675

Total accrued employee termination liability	$403	$2,575	$6,136

10.	LITIGATION

The CBOT has been named as a defendant in various lawsuits.

In August 2002, the CBOT entered into a settlement agreement with eSpeed, Inc. and Electronic Trading Systems Inc., to settle a patent rights lawsuit brought by eSpeed, Inc. in the United States District Court for the Northern District of Texas, Dallas Division, alleging that the CBOT, the CME and their suppliers had infringed upon the patents of eSpeed, Inc. In accordance with the patent rights settlement agreement, the CBOT is obligated to pay $15.0 million over a five-year period, which consisted of payments of $5.0 million made in September 2002, $2.0 million made in September 2003, and $2.0 million made in September 2004, with three subsequent annual payments of $2.0 million. The effect of the patent rights settlement agreement was recorded in the third quarter of 2002 and, net of amounts previously accrued, was approximately $10.7 million of expense ($6.3 million after tax). This amount is net of a discount of $ 1.3 million arising from the determination of the present value of the foregoing annual payments using a 4.7% discount rate.

In October 2003, a lawsuit was filed in the U.S. District Court of the District of Columbia by Eurex U.S. against the CBOT and the CME alleging that the CBOT and CME have engaged in anticompetitive behavior. On December 12, 2003, the CBOT filed in the U.S. District Court for the District of Columbia a motion to dismiss the amended complaint and a motion to transfer the action to the U.S. District Court for the Northern District of Illinois. The grounds for dismissal included Eurex’s failure to state a cause of action under U.S. antitrust laws and Eurex’s inability to demonstrate any harm to competition resulting from the CBOT stating its views on Eurex’s pending application to become a U.S. regulated exchange. On September 2, 2004, the United States District Court for the District of Columbia granted the motion to transfer the case to the United States District Court for the Northern District of Illinois. The District Court denied the motion to dismiss as moot in light of its ruling on the transfer motion.

In February 2004, the CBOT entered into a settlement agreement to settle a lawsuit brought by certain Associate Members, GIMs, IDEMs and COMs in the Circuit Court of Cook County, Illinois over the proposed allocation of equity in a restructuring of the CBOT. Under the terms of the settlement agreement, the CBOT is obligated to pay $3.5 million in attorney fees and expenses upon entry of a final judgment order by the Circuit Court of Cook County, Illinois County Department, Chancery Division. In addition, upon an affirmative vote by CBOT members in favor of a restructuring, the CBOT is obligated to pay an additional $4.0 million in attorney fees, provided that such a vote occurs within 5 years from the final judgment order and that a restructuring is completed within 3 years from the date of the first vote by CBOT members regarding a restructuring.

On May 18, 2004, the Circuit Court of Cook County, Illinois entered an order granting preliminary approval of the settlement agreement. On September 10, 2004, the court conducted a hearing on the fairness of the settlement agreement. On September 20, 2004, the court entered a final order, approving the settlement agreement as fair, adequate and reasonable and in the best interest of all CBOT members.

On October 20, 2004, the statutory period for appeals of the Circuit Court’s final order expired and the order became final and non-appealable. Upon expiration of the statutory period for filing a notice of appeal, counsel for the plaintiff class representatives were paid the initial payment of attorneys’ fees in the amount of $3.5 million plus interest at the Prime Rate minus one percent.

On May 7, 2004 the CBOT, the CME, the CBOE and OneChicago, LLC were sued in the U.S. District Court for the Northern District of Illinois for alleged infringement of United States patent 5,963,923 entitled “System and Method for Trading Having Principal Market Maker.” The CBOT filed an answer to the complaint on June 28, 2004. The complaint against OneChicago was dismissed voluntarily without prejudice on August 26, 2004. The complaint against CBOE was dismissed voluntarily without prejudice on September 1, 2004. The complaint against CBOT and CME was dismissed voluntarily without prejudice on December 8, 2004.

CBOT management believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the CBOT’s financial position, results of operations or cash flows.

11.	DEPOSITS OF U.S. TREASURY SECURITIES

The rules and regulations of the CBOT require certain minimum financial requirements for delivery of physical commodities, maintenance of capital requirements and deposits on pending arbitration matters. To satisfy these requirements, member firms have deposited U.S. Treasury securities with the CBOT. These deposits are not considered assets of the CBOT, nor does any interest earned on these deposits accrue to the CBOT; accordingly, they are not reflected in the accompanying financial statements. The aggregate market value of these securities on deposit was $6.1 million and $16.3 million as of December 31, 2004 and 2003, respectively.

12.	OPERATING SEGMENTS

Management has identified two reportable operating segments: exchange trading and real estate operations. The exchange trading segment primarily consists of revenue and expenses from both traditional open auction trading activities and electronic trading platform activities, as well as from the sale of related market data to vendors. The real estate operations segment consists of revenue and expenses from renting and managing the real estate owned by the CBOT. The CBOT allocates certain business activity to each operating segment based on trading volume and other factors.

The CBOT evaluates segment performance based on revenues and income from operations. Intercompany transactions between segments have been eliminated. The accounting principles used for segment reporting are the same as those used for consolidated financial reporting. A summary by operating segment follows for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	Year Ended December 31, 2004
	Exchange Trading	Real Estate Operations	Eliminations	Totals
Revenues:
Exchange fees	$204,004	$—	$—	$204,004
Clearing fees	73,556			73,556
Market data	64,234			64,234
Building		22,428		22,428
CBOT space rent		25,850	(25,850)
Services	12,828			12,828
Other	3,143			3,143

Total revenues	$357,765	$48,278	$(25,850)	$380,193

Depreciation and amortization	$32,055	$13,956	$—	$46,011

Income from operations	$72,678	$1,545	$—	$74,223

Total assets	$274,791	$185,625	$—	$460,416

Capital expenditures	$40,508	$10,746	$—	$51,254

	Year Ended December 31, 2003
	Exchange Trading	Real Estate Operations	Eliminations	Totals
Revenues:
Exchange fees	$285,815	$—	$—	$285,815
Clearing fees	1,158			1,158
Market data	55,850			55,850
Building		20,061		20,061
CBOT space rent		25,539	(25,539)
Services	16,059			16,059
Other	2,359			2,359

Total revenues	$361,241	$45,600	$(25,539)	$381,302

Depreciation and amortization	$18,773	$14,096	$—	$32,869

Income (loss) from operations	$118,631	$(1,817)	$—	$116,814

Total assets	$283,311	$200,670	$—	$483,981

Capital expenditures	$42,459	$3,603	$—	$46,062

	Year Ended December 31, 2002
	Exchange Trading	Real Estate Operations	Eliminations	Totals
Revenues:
Exchange fees	$204,963	$—	$—	$204,963
Market data	58,258			58,258
Building		25,239		25,239
CBOT space rent		17,177	(17,177)
Services	16,554			16,554
Other	3,259			3,259

Total revenues	$283,034	$42,416	$(17,177)	$308,273

Depreciation and amortization	$22,934	$14,504	$—	$37,438

Income (loss) from operations	$68,206	$(9,173)	$—	$59,033

Total assets	$148,705	$205,492	$—	$354,197

Capital expenditures	$20,563	$2,112	$—	$22,675

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash equivalents, accounts receivable and other current assets are carried at amounts which approximate fair value due to their short-term nature. Similarly, liabilities including accounts payable and accrued liabilities, the current portion of long-term debt, funds held for deposit and membership transfers and other liabilities are carried at amounts approximating fair value. Based on a comparison of the terms of the CBOT’s existing long-term debt and the terms currently available for similar borrowings, management estimates the fair value of the long-term debt approximates the carrying value.

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